Mail Stop 03-08


									June 9, 2005


Mr. Cody C. Ashwell
Chairman and Chief Executive Officer
Javo Beverage Company, Inc.
1311 Specialty Drive
Vista, CA 92081


      RE:		   Javo Beverage Company, Inc.
            	        	Form 10-KSB for Fiscal Year Ended
      December 31, 2004
      Filed March 31, 2005
	  	Form 10-QSB for Fiscal Quarter Ended
		March 31, 2005
	File No. 0-26897


Dear Mr. Ashwell:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 7.  Financial Statements

Statements of Cash Flows, page F-6
1. Please tell us how the $664,500 and $1,800,000 of non-cash loan costs recorded in 2004 and 2003 are reflected within the statements of cash flows. We would expect to see these amounts added back to net losses to arrive at net cash used in operating activities, yet it appears that the $1,800,000 in 2003 was recorded as a financing cash inflow. Please advise.

Note 2.  Summary of Significant Accounting Policies, page F-7

Fourth Quarter Adjustments, page F-8
2. Please provide us a complete narrative regarding each adjustment made during the fourth quarter of 2004 "to better reflect the matching of costs and benefits primarily relating to the issuance of stock and debt." Based on your disclosure, we assume these adjustments represent the correction of errors in the historical financial statements. If this assumption is incorrect, please advise. Otherwise, please tell us how and the date each error was discovered and why such errors could not have been discovered in a preceding period. Explain the nature and cause of each error and whether it resulted from mistakes in the application of accounting principles, oversight or misuse of facts existing, or other. To the extent an error was due to misapplication of accounting principle, explain to us the misapplication in detail and why the revised method is correct.
Finally, please explain your basis for recording the error corrections in the fourth quarter of 2004 rather than restating the relevant prior periods. Quantify the impact on an annual basis, show us your analysis of the impact on earnings trends, and provide us support for your belief that it was not material from a quantitative or qualitative perspective. For guidance, refer to SAB Topic 1:M.

Note 6.  Property and Equipment, page F-9
3. In view of your history of operating and cash flow losses, please support for us your conclusion that the book value of your property plant and equipment is not impaired. In your response, please indicate the date of your most recent impairment tests and also describe for us the results of those tests.


Note 8.  Long-Term Debt, page F-10
4. For each debt issuance that was accompanied by an issuance of restricted stock, please tell us in detail and disclose how you determined the fair value of the restricted stock and the fair value of the debt for purposes of allocating the proceeds of the issuance on a relative fair value basis between the debt and the restricted stock.
If the fair value per share of restricted stock issued was based on applying a discount to the traded value of your common stock on the date of issuance, please justify for us in detail your use of such a discount. Please ensure your response addresses your debt and restricted stock issuances in the first quarter of fiscal 2005 as well.
5. With respect to the restricted shares you issued in connection with your debt offerings, it appears that you have recorded as common stock and additional paid-in capital the full fair value you determined for the restricted stock, rather than recording as common stock and additional paid-in capital the portion of the proceeds of the debt and equity issuance allocated to the restricted stock. We also note that this treatment resulted in you recording significant "loan costs" in each period presented. Please help us understand the basis for this accounting. Refer to the analogous guidance in paragraph 15 of APB 14 which states, with respect to debt issued with detachable warrants, that the portion of the proceeds allocated to the warrants should be accounted for as paid-in capital. If after reassessing your accounting, you now believe that your accounting should be revised, please show us how you plan to revise your financial statements accordingly.

Note 10.  Stock Transactions, page F-12
6. Please disclose the nature of the restriction(s) on your restricted stock. Refer to paragraph 4 of SFAS 129.
7. Please advise us and disclose your accounting policy for determining the fair value of common stock and restricted stock issued in exchange for employee and non-employee services. We may have further comment.
8. For each period presented, please disclose the significant assumptions used during the year to estimate the fair value of warrant issuances, including the risk-free interest rate, expected life, expected volatility and expected dividends. Also, with respect to warrants issued in exchange for consulting services, clarify your disclosure regarding the measurement date, that is, the date of the stock price on which the fair value of the equity instrument is based.
Your current disclosure that you use the "4-30 day average price" is not clear in this regard.



Item 8A.  Controls and Procedures, page 12
9. Please amend your filing to address the following comments regarding your Item 8A. disclosures. Also make conforming revisions to your Form 10-QSB for the period ended March 31, 2005.
10. We note that your certifying officers disclose their
conclusions
as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the date of this report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please revise.
11. Please revise to reference the appropriate Rule of the Exchange
Act, Rule 13a-15(c), not 13a-14(c).
12. Your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to material information required to be included in the
Company`s periodic filings with the Commission." Please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please refer to Exchange Act Rule 13a-15(e).
13. You state that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" these controls "subsequent to the date of your evaluation."
However, Item 308(c) of Regulation S-B requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the most recent fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." Please revise.

Section 302 Certifications
14. Please amend your filing so that your certifications read exactly
as set forth in Item 601(b)(31) of Regulation S-B.   Ensure you
include the entire Form 10-KSB and not just the revised certifications. Please also making conforming revisions to your Form
10-QSB for the period ended March 31, 2005.



Form 10-Q for Fiscal Quarter Ended March 31, 2005

Statements of Cash Flow, page 5
15. Please tell us what the line item within cash flows from financing
activities captioned "Loan Fee and Discount - Net of Amortization of
$383,781" represents.  If it represents the amortization of debt issue
discount, please tell us why you have reflected this item as a financing as opposed to operating activity. Refer to SFAS 95 for
guidance.   Additionally, please explain to us what the line item
captioned "Issuance of common stock for debt" represents. If this item represents a non-cash financing activity, we are unclear as to why you have reflected a financing cash inflow related to this item.
Please advise or revise.


      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact David DiGiacomo at (202) 551-3319, or in his absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3843 with any other questions.


                  Sincerely,



            George F. Ohsiek, Jr.
    					          Branch Chief



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Mr. Cody Ashwell
Javo Beverage Company, Inc.
June 9, 2005
Page 1